CATALYST PAPER CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2009 and 2008

(unaudited)

CATALYST PAPER CORPORATION Consolidated Statements of Earnings and Comprehensive Income (Loss)
(Unaudited and in millions of dollars, except where otherwise stated)	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008

Sales	$291.5	$452.9	$644.0	$852.4
Operating expenses
Cost of sales	261.2	409.6	537.9	771.4
Selling, general and administrative	11.9	12.6	22.4	23.6
Restructuring (note 3)	12.3	1.2	16.5	15.8
Amortization	35.8	46.3	72.7	88.0
Impairment	–	136.5	–	136.5
	321.2	606.2	649.5	1,035.3

Operating earnings (loss)	(29.7)	(153.3)	(5.5)	(182.9)
Interest expense, net	(16.3)	(19.4)	(36.2)	(36.2)
Foreign exchange gain (loss) on long-term debt	37.9	(1.2)	25.3	(17.9)
Gain on cancellation of long-term debt	–	–	30.7	–
Other income (expense), net	(3.8)	2.1	(3.1)	2.3
Earnings (loss) before income taxes and non-controlling interest	(11.9)	(171.8)	11.2	(234.7)

Income tax expense (recovery)
Current	(0.5)	0.6	(0.6)	0.6
Future	(8.4)	(47.9)	(6.3)	(73.9)
	(8.9)	(47.3)	(6.9)	(73.3)
Net earnings (loss) before non-controlling interest	(3.0)	(124.5)	18.1	(161.4)
Non-controlling interest	1.1	0.2	1.0	(0.3)
Net earnings (loss)	(1.9)	(124.3)	19.1	(161.7)
Other comprehensive income (loss)	5.0	(5.0)	9.8	(11.8)
Comprehensive income (loss)	$3.1	$(129.3)	$28.9	$(173.5)

Basic and diluted earnings (loss) per share (in dollars)	$–	$(0.34)	$0.05	$(0.56)
Weighted average common shares outstanding (in millions)	381.8	365.2	381.8	290.0

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER CORPORATION Consolidated Balance Sheets
	June 30,	December 31,
(In millions of dollars)	2009	2008
	(Unaudited)

Assets
Current assets
Cash and cash equivalents	$41.6	$5.0
Accounts receivable (note 8 (a))	137.0	221.7
Inventories (note 4)	173.0	211.4
Prepaids and other	18.7	32.8
	370.3	470.9
Property, plant and equipment (note 5)	1,769.0	1,852.0
Other assets	70.0	100.5
	$2,209.3	$2,423.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$185.2	$269.4
Current portion of long-term debt	1.0	75.8
	186.2	345.2
Long-term debt (note 6)	804.8	882.9
Employee future benefits (note 7)	230.5	226.6
Other long-term obligations	14.2	13.3
Future income taxes	56.9	66.8
Deferred credits	18.2	18.6
	1,310.8	1,553.4

Shareholders’ equity
Share capital	1,035.0	1,035.0
Contributed surplus	14.2	14.6
Deficit	(155.6)	(174.7)
Accumulated other comprehensive income (loss)	4.9	(4.9)
	898.5	870.0
	$2,209.3	$2,423.4

Subsequent events (note 10)

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

Richard Garneau	Thomas S. Chambers
Director	Director

CATALYST PAPER CORPORATION Consolidated Statements of Shareholders’ Equity
(Unaudited and in millions of dollars, except where otherwise stated)	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008

Share capital
Number of shares outstanding, beginning of period	381,753,490	214,684,129	381,753,490	214,684,129
Number of shares issued under rights offering	–	167,069,361	–	167,069,361
Number of shares outstanding, end of period	381,753,490	381,753,490	381,753,490	381,753,490

Balance, beginning of period	$1,035.0	$913.9	$1,035.0	$913.9
Issue of common shares on rights offering, net of share issue costs	–	121.1	–	121.1
Balance, end of period	1,035.0	1,035.0	1,035.0	1,035.0

Contributed surplus
Balance, beginning of period	14.0	12.8	14.6	12.1
Stock option compensation expense	0.2	0.5	(0.4)	1.2
Balance, end of period	14.2	13.3	14.2	13.3

Retained earnings (deficit)
Balance, beginning of period	(153.7)	9.0	(174.7)	46.4
Net earnings (loss)	(1.9)	(124.3)	19.1	(161.7)
Balance, end of period	(155.6)	(115.3)	(155.6)	(115.3)

Accumulated other comprehensive income (loss)
Balance, beginning of period	(0.1)	6.8	(4.9)	13.6
Foreign currency translation adjustment of self-sustaining foreign subsidiaries, net of related hedging activities	(4.5)	0.1	(3.0)	0.1
Realized net gain on cash flow purchase price hedges	–	(2.8)	–	–
Unrealized net gain (loss) on cash flow revenue hedges, net of tax	8.6	–	5.1	(2.8)
Reclassification of net gain (loss) on cash flow revenue hedges to net earnings (loss), net of tax	0.9	(2.3)	7.7	(9.1)
Balance, end of period	4.9	1.8	4.9	1.8
Total shareholders’ equity	$898.5	$934.8	$898.5	$934.8

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER CORPORATION Consolidated Statements of Cash Flows
(Unaudited and in millions of dollars)	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008

Cash flows provided (used) by
Operations
Net earnings (loss)	$(1.9)	$(124.3)	$19.1	$(161.7)
Items not requiring (providing) cash
Amortization	35.8	46.3	72.7	88.0
Impairment	–	136.5	–	136.5
Future income taxes	(8.4)	(47.9)	(6.3)	(73.9)
Foreign exchange (gain) loss on long-term debt	(37.9)	1.2	(25.3)	17.9
Gain on cancellation of long-term debt	–	–	(30.7)	–
Employee future benefits, expense over (under) funding	5.5	(0.7)	3.5	6.1
Increase (decrease) in other long-term obligations	1.5	(2.1)	1.2	2.1
Loss on sale of property, plant and equipment	3.9	0.1	2.7	0.3
Non-controlling interest	(1.1)	(0.2)	(1.0)	0.3
Change in lower of cost or net realizable value of inventories (note 4)	1.0	(1.2)	(6.3)	(6.4)
Other	(13.6)	(4.3)	(13.0)	3.9
	(15.2)	3.4	16.6	13.1
Changes in non-cash working capital
Accounts receivable	50.0	5.6	84.6	(5.1)
Inventories	34.5	(3.8)	44.7	1.2
Prepaids and other	2.6	(0.5)	1.2	(0.2)
Accounts payable and accrued liabilities	(3.7)	23.8	(56.8)	4.7
	83.4	25.1	73.7	0.6
Cash flows provided by operations	68.2	28.5	90.3	13.7

Investing
Acquisition of Snowflake newsprint mill	–	(169.5)	–	(169.5)
Additions to property, plant and equipment	(2.2)	(10.8)	(5.8)	(16.3)
Proceeds from sale of property, plant and equipment	0.5	(0.1)	3.2	–
Increase in other assets	2.6	6.4	1.8	1.4
Cash flows provided (used) by investing activities	0.9	(174.0)	(0.8)	(184.4)

Financing
Increase (decrease) in revolving loan and loan payable	(38.8)	24.1	(60.1)	45.5
Proceeds from termination of debt related foreign currency contracts (note 8 (d))	10.4	–	34.8	–
Settlement on purchase of debt securities	(4.9)	–	(26.9)	–
Increase (decrease) in other long-term debt	(0.3)	0.3	(0.6)	4.1
Issue of shares, net of share issue costs	–	121.1	–	121.1
Deferred financing costs	0.1	–	(0.1)	–
Cash flows provided (used) by financing activities	(33.5)	145.5	(52.9)	170.7

Cash and cash equivalents, increase during period	35.6	–	36.6	–
Cash and cash equivalents, beginning of period	6.0	–	5.0	–
Cash and cash equivalents, end of period	$41.6	$–	$41.6	$–

Supplemental disclosures:
Income taxes paid	$0.3	$(0.3)	$0.7	$0.5
Net interest paid	15.5	17.1	34.7	34.5

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER CORPORATION Consolidated Business Segments
(Unaudited and in millions of dollars)	Specialty printing papers	Newsprint	Pulp		Total

Three months ended June 30, 2009
Sales	$199.7	$85.1	$6.7	1	$291.5
Amortization	22.8	11.9	1.1		35.8
Operating earnings (loss)	(3.6)	(23.8)	(2.3)		(29.7)
Additions to property, plant and equipment	1.4	0.8	–		2.2

Three months ended June 30, 2008
Sales	$235.3	$118.3	$99.3	1	$452.9
Amortization	25.8	9.9	10.6		46.3
Impairment	–	–	136.5		136.5
Operating earnings (loss)	(0.2)	(6.9)	(146.2)		(153.3)
Additions to property, plant and equipment	5.8	4.0	1.0		10.8

Six months ended June 30, 2009
Sales	$410.4	$190.7	$42.9	1	$644.0
Amortization	46.0	23.1	3.6		72.7
Operating earnings (loss)	17.8	(15.1)	(8.2)		(5.5)
Additions to property, plant and equipment	3.3	2.3	0.2		5.8

Six months ended June 30, 2008
Sales	$470.3	$172.0	$210.1	1	$852.4
Amortization	50.3	17.1	20.6		88.0
Impairment	–	–	136.5		136.5
Operating earnings (loss)	(10.2)	(18.9)	(153.8)		(182.9)
Additions to property, plant and equipment	9.7	4.8	1.8		16.3

[1]
Pulp sales are stated net of inter-segment pulp sales of $5.4 million for the three months ended June 30, 2009 ($9.1 million – three months ended June 30, 2008) and $13.1 million for the six months ended June 30, 2009 ($19.0 million – six months ended June 30, 2008).

CATALYST PAPER CORPORATION
Notes to the Consolidated Financial Statements
(Unaudited and in millions of dollars, except where otherwise noted)

1.	Basis of presentation

The consolidated financial statements include the accounts of the Company and, from their respective dates of acquisition of control or formation, its wholly-owned subsidiaries and partnerships.  In addition, the consolidated financial statements include the accounts of the Company's joint venture, Powell River Energy Inc., a variable interest entity.  All inter-company transactions and amounts have been eliminated on consolidation.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) on a basis consistent with those followed in the December 31, 2008 audited annual consolidated financial statements.  These unaudited interim consolidated financial statements do not include all information and note disclosures required by GAAP for annual financial statements, and therefore should be read in conjunction with the December 31, 2008 audited consolidated financial statements and the notes thereto.

All dollar amounts referred to in the unaudited interim consolidated financial statements and the notes thereto reflect Canadian dollars unless otherwise stated.

2.	Segmented information

The Company operates in three business segments:

Specialty printing papers	– Manufacture and sale of mechanical specialty printing papers
Newsprint	– Manufacture and sale of newsprint
Pulp	– Manufacture and sale of long-fibre Northern Bleached Softwood Kraft ("NBSK") pulp (prior to November 18, 2008, pulp segment included manufacture of short-fibre NBSK pulp and white top linerboard)

The segments are managed separately.  Five manufacturing facilities, including a paper recycling facility, are located in the province of British Columbia, Canada and one manufacturing facility is located in Arizona, U.S.A.  Inter-segment sales consist of pulp transfers at cost.

3.	Restructuring costs

	Six months ended June 30, 2009
	2007 initiatives	2008 initiatives	2009 initiatives	Total

Balance, beginning of period	$8.2	$8.1	$–	$16.3
Expensed in period	–	3.0	13.5	16.5
Disbursements	(5.7)	(6.5)	(1.9)	(14.1)
Other non-cash items	0.4	–	–	0.4
	2.9	4.6	11.6	19.1
Less: portion related to employee future benefits	–	–	(5.6)	(5.6)
Balance, end of period	$2.9	$4.6	$6.0	$13.5

Classification:
Accounts payable and accrued liabilities	$2.4	$3.9	$3.8	$10.1
Other long-term obligations	0.5	0.7	2.2	3.4
	$2.9	$4.6	$6.0	$13.5

On May 26, 2009, the Company announced a restructuring plan to reduce the level of salaried staff positions, comprising of permanent reductions at the Richmond and Nanaimo offices and indefinite layoffs at the Crofton and Elk Falls mills where significant production capacity has been indefinitely curtailed.  One-time severance costs associated with this reduction are estimated to not exceed $3 million.

For the three months ended June 30, 2009, the Company recorded restructuring costs of $12.3 million, primarily related to the above reduction of salaried staff positions and a restructuring initiative at Powell River announced in the prior quarter.

CATALYST PAPER CORPORATION
Notes to the Consolidated Financial Statements
(Unaudited and in millions of dollars, except where otherwise noted)

4.	Inventories

	June 30, 2009	December 31, 2008

Finished goods
Specialty printing papers	$25.9	$25.6
Newsprint	7.9	8.7
Pulp	–	18.8
Total finished goods	33.8	53.1
Work-in-progress	0.5	1.7
Raw materials – wood chips, pulp logs and other	30.5	46.1
Operating and maintenance supplies and spare parts	108.2	110.5
	$173.0	$211.4

At June 30, 2009, the Company had applied write-downs of $1.4 million to finished goods inventory (December 31, 2008 – $2.7 million) and $4.6 million to raw materials inventory (December 31, 2008 – $9.6 million).  At June 30, 2009, inventory carried at net realizable value ("NRV") consisted of $7.9 million of newsprint finished goods inventory (December 31, 2008 – pulp and white top linerboard - $18.8 million) and $30.5 million of raw materials inventory (December 31, 2008 - $40.8 million).

For the three months ended June 30, 2009, the Company recorded a net write-down to NRV in finished goods inventories of $1.0 million, comprising of a write-down of $4.3 million for newsprint and a reversal of write-down of $3.3 million for pulp (three months ended June 30, 2008 – $1.2 million reversal: $0.5 million for specialty printing papers and $0.7 million for newsprint) and a write-down in raw materials of $1.2 million (three months ended June 30, 2008 – $0.6 million reversal of write-down).

5.	Property, plant and equipment and measurement uncertainty

The Company’s paper machines at Elk Falls and its Crofton Pulp operations continue to be indefinitely curtailed. The Company is monitoring market and other conditions and will assess whether they improve sufficiently to allow these operations to be placed back into production.  To the extent that conditions do not improve to the levels necessary to restart these operations, an impairment charge may result in the future as a result of the Company’s assessment of recoverability of the carrying value of its assets.  As at June 30, 2009, the net book values for these assets were approximately $253 million for the Elk Falls paper site, and approximately $120 million for the Crofton pulp operations.

6.	Long-term debt

Recourse	June 30, 2009	December 31, 2008
Senior notes, 8.625% due June 2011 (US$354.2 million; December 31, 2008 – US$400.0 million)	$408.4	$485.1
Senior notes, 7.375% due March 2014 (US$250.0 million)	291.3	306.9
	699.7	792.0
Revolving asset based loan facility of up to $330.0 million due August 2013 with interest based on Canadian Prime/BA rates or U.S. Base/Prime/LIBOR rates	–	60.1
Capital lease obligations	11.7	12.2
	711.4	864.3

Non-recourse
First mortgage bonds, 6.387% due July 2009	74.9	74.9
Subordinated promissory notes	19.5	19.5
	94.4	94.4
Total debt	805.8	958.7
Less: current portion	(1.0)	(75.8)
	$804.8	$882.9

CATALYST PAPER CORPORATION
Notes to the Consolidated Financial Statements
(Unaudited and in millions of dollars, except where otherwise noted)

6.	Long-term debt … continued

Collateral provided on the $330.0 million revolving asset based loan facility ("ABL Facility") consists of accounts receivable, inventories and cash of the Company as well as a first charge on the property, plant and equipment of the Company's Snowflake mill.  Availability under the ABL Facility is determined by a borrowing base calculated primarily on balances of eligible accounts receivable and inventories, less certain reserves.  The ABL Facility includes financial covenants to (a) maintain shareholders’ equity above $639.0 million as at June 30, 2009, (b) maintain excess availability above $35 million, and (c) to not make capital expenditures in excess of 120% of the Company’s annual budget.  The minimum equity requirement is reduced by the amount of any non-cash write-downs of property, plant and equipment as a result of a permanent discontinuance of operations.  At June 30, 2009, as calculated under the ABL Facility, shareholders’ equity was $898.5 million (December 31, 2008 – $870.0 million).  The borrowing base at June 30, 2009 was $159.4 million and after outstanding letters of credit of $24.8 million, $134.6 million was available to the Company, in addition to cash on hand of $41.6 million.  The borrowing base at June 30, 2009 includes a reserve of $15.1 million for unpaid property taxes and associated penalties.

At June 30, 2009, the Company was in compliance with the covenants under both its ABL Facility and senior notes.  The Company’s Fixed Charge Coverage Ratio (“FCC Ratio”) under the senior note indentures, calculated on a 12-month trailing average, was 2.8:1 at June 30, 2009 (December 31, 2008 – 2.1:1).  When the FCC Ratio is below 2.0:1, the Company is limited in the amount of additional debt it may incur to “permitted debt” under the senior notes.  Under the indenture for the 8.625% senior notes, “permitted debt” includes (a) the Company’s existing 8.625% notes and 7.375% notes, (b) a credit facility basket in an amount equal to the greater of (i) $725 million and (ii) the sum of 75% of the book value of the Company’s accounts receivable, 50% of the book value of the Company’s inventory and $290 million, against which in either case utilization under the Company’s $330 million ABL Facility is applied, (c) purchase money debt and capitalized lease obligations in an amount equal to 5.0% of the Company’s consolidated tangible assets, (d) a $40 million general basket, and (e) a $5 million basket for accommodation guarantees, trade or standby letters of credit, performance bonds, bankers’ acceptances and surety bonds.  The indenture for the 7.375% notes contains larger debt baskets, but while the 8.625% notes remain outstanding, the Company is bound by their more restrictive provisions.  Also, the Company’s restricted payments baskets under the 8.625% and 7.375% senior notes were negative $137.4 million and negative $112.4 million, respectively, as at June 30, 2009, as a result of accumulated losses in recent years (December 31, 2008 – negative $109.8 million and negative $84.8 million, respectively).  Under the senior note covenants, the Company cannot pay dividends unless the balance in these baskets is positive.

Non-recourse debt is debt owed by the Company’s subsidiary Powell River Energy Inc. (“PREI”), of which $74.9 million has been re-classed to non-current liability (December 31, 2008 – $74.9 million) as PREI has secured a twelve-month bridge-financing commitment as at June 30, 2009.  The Company has a 50% interest in PREI, and consolidates 100% of it as PREI is a variable interest entity in which the Company is the primary beneficiary.

As at June 30, 2009, the fair value of the Company’s total debt determined based on market prices for the debt, or management’s best estimate thereof, was $382.7 million (December 31, 2008 – $414.3 million) for the Company’s recourse debt and $94.7 million (December 31, 2008 – $95.8 million) for the Company’s non-recourse debt.

7.	Employee future benefits

The Company maintains pension benefit plans, which include defined benefit and defined contribution segments that are available to all salaried employees and to hourly employees not covered by union pension plans.  The Company also provides other benefit plans consisting of provincial medical plan premiums, extended health care and dental benefits to eligible retired employees and their dependents.  For the three months ended June 30, 2009, the Company incurred a total post-retirement benefit cost of $10.5 million (three months ended June 30, 2008 – $12.3 million).

8.	Financial instruments

(a)	Financial risk management

Financial instruments of the Company consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt.  Cash and cash equivalents are designated as held for trading and recorded at fair market values.  Accounts receivable are designated as loans and receivables and are recorded at amortized cost.  Accounts payable and accrued liabilities and long-term debt are designated as other liabilities and recorded at amortized cost.  The Company has no non-derivative financial instruments classified as available for sale or held to maturity.  Financial instruments of the Company also include derivatives which the Company uses to reduce its exposure to currency and price risk associated with its revenues, energy costs and long-term debt.  A summary of the Company’s financial risk management objectives can be found on pages 97 to 99 of the Company’s 2008 Annual Report.

CATALYST PAPER CORPORATION
Notes to the Consolidated Financial Statements
(Unaudited and in millions of dollars, except where otherwise noted)

8.	Financial instruments … continued

Accounts receivable

The Company is exposed to credit risk on accounts receivable from its customers who are mainly in the newspaper publishing and commercial printing businesses.  Aging of receivables was as follows:

	June 30, 2009	December 31, 2008

Trade receivables, gross
Current	$107.5	$177.8
Past due 1-30 days	13.7	24.5
Past due 31-90 days	3.0	4.0
Past due over 90 days	8.4	0.3
	132.6	206.6
Allowance for doubtful accounts	(3.9)	(3.2)
Trade receivables, net	128.7	203.4
Other receivables, including GST recoverables	8.3	18.3
Accounts receivable	$137.0	$221.7

The movement in the allowance for doubtful accounts in respect of trade receivables was as follows:

	Six months ended June 30, 2009	Year ended December 31, 2008

Balance, beginning of period	$3.2	$2.8
Increase in provision	1.0	3.1
Utilized in the period	(0.3)	(2.7)
Balance, end of period	$3.9	$3.2

(b)	Revenue risk management instruments

Foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:

	Options
	Purchased US$ put		Sold US$ call		Forward contracts
		Average rate		Average rate		Average rate
Term	US$millions	US$/C$	US$millions	US$/C$	US$millions	US$/C$

As at June 30, 2009
0 to 12 months	$299	0.9378	$166	0.8378	$15	0.8177
13 to 24 months	57	0.8908	54	0.7834	3	0.7827
	$356	0.9298	$220	0.8238	$18	0.8115

As at December 31, 2008
0 to 12 months	$501	0.9553	$302	0.8810	$14	0.7805
13 to 24 months	55	0.9674	10	0.8877	–	–
	$556	0.9565	$312	0.8812	$14	0.7805

The effective portion of changes in the fair value of derivatives that qualify and are designated as cash flow hedges are deferred and recorded in “Accumulated other comprehensive income (loss)” (“AOCI”), a component of shareholders’ equity. When the underlying transaction is recorded in earnings, the corresponding gain or loss on the hedged item is reclassified from AOCI to “Sales”.  Any ineffective portion of a hedging derivative’s change in fair value and the portion that is excluded from the assessment of hedge effectiveness is recognized immediately in “Sales”.  At June 30, 2009, instruments having a notional principal of US$281 million are designated as hedging instruments.  At period-end exchange rates, the net amount the Company would receive to settle the above contracts and options is $1.2 million (December 31, 2008 – negative $26.9 million).

At June 30, 2009, a commodity swap agreement to fix the spread between the sales price of newsprint and purchase price of old newspaper (“ONP”) within the next five months is outstanding for 5,000 tonnes.  This contract is not designated as a hedging instrument for accounting purposes and is reported at its fair value, which was $1.0 million at the end of the current quarter (December 31, 2008 – $0.7 million).

CATALYST PAPER CORPORATION
Notes to the Consolidated Financial Statements
(Unaudited and in millions of dollars, except where otherwise noted)

8.	Financial instruments … continued

(c)	Cost risk management instruments

The Company is party to commodity options to hedge the purchase price of natural gas for 0.6 million gigajoules (“GJ”) (December 31, 2008 – 0.5 million GJ) within the next nine months at rates averaging $6.51 per GJ.  These instruments are not designated as hedging instruments for accounting purposes and are reported at fair value.  At period-end contract rates, the net amount the Company would receive to settle these commodity contracts is $0.2 million (December 31, 2008 – negative $0.8 million).

At June 30, 2009, commodity swap agreements to fix the purchase price of ONP within the next four months are outstanding for 16,000 tonnes.  These contracts are not designated as hedging instruments for accounting purposes and are reported at their fair value which was negative $0.1 million at the end of the current quarter (December 31, 2008 – negative $0.9 million).

(d)	Long-term debt risk management instruments

During the three months ended June 30, 2009, the Company unwound US$74.9 million of its long-term notional debt hedge positions for proceeds of $10.4 million.

At June 30, 2009, the Company is party to forward foreign currency contracts or options to acquire U.S. dollars totalling US$20 million (December 31, 2008 – US$190 million) over a three month period at rates averaging US$/CDN$0.8128.  These instruments are not designated as hedging instruments for accounting purposes, and are included in “Other assets” on the balance sheet at their fair value.  Settlements and changes in fair value are recognized in “Foreign exchange gain (loss) on long-term debt”.  At period-end exchange rates, the net amount the Company would receive to settle these contracts is $0.1 million (December 31, 2008 – $34.2 million).

9.	Comparative figures

Certain comparative figures presented in the interim consolidated financial statements have been reclassified to conform to the current period presentation.

10.	Subsequent events

a)
On July 24, 2009, PREI raised $95 million of 6.45% first mortgage bonds maturing in July 2016, and non-recourse to the Company, to refinance $75 million of 6.387% non-recourse debt due on July 24, 2009.  The Company has a 50% interest in PREI and after fees and other expenses, $9 million in funds will be distributed to the Company as a result of this financing.

b)
CIT Business Credit Canada Inc. (“CITBCC”) is the agent of the Company’s $330 million ABL Facility.  CITBCC is jointly owned by Canadian Imperial Bank of Commerce (“CIBC”) and CIT Group, Inc. (“CIT”).  CIT is reported to be experiencing significant liquidity issues and has stated it is reviewing available alternatives.  While the Company understands that CITBCC has separate and adequate funding, the Company decided it was prudent to draw $30.0 million under its ABL Facility in July, 2009.  This amount is in addition to the $41.6 million of cash the Company had as at June 30, 2009.

CITBCC’s commitment is $125 million of the $330 million ABL Facility.  Failure by any lender to fund its rateable share does not relieve the other lenders of their obligations to fund their rateable shares.   The ABL Facility structure also incorporates a cash management line of $25 million with Royal Bank of Canada and a US revolving facility of $30 million with JPMorgan Chase Bank, N.A.  Other than $4.9 million (US$4.3 million) in letters of credit applied against the US revolving facility, these facilities are undrawn at present, such that the Company should retain access to these facilities notwithstanding any challenges faced by CITBCC in meeting its funding commitments under the ABL Facility.